Filed pursuant to Section 424(b)(3)
                                                        Prospectus Supplement to
                                                  Prospectus dated March 1, 2002


                               THE LIMITED, INC.

                      SUPPLEMENT TO ITS OFFER TO EXCHANGE

                          1.10 SHARES OF COMMON STOCK
                                       OF
                               THE LIMITED, INC.

                                      FOR

                             EACH OUTSTANDING SHARE
                            OF CLASS A COMMON STOCK
                                       OF
                             INTIMATE BRANDS, INC.

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                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
       12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 20, 2002,
                                UNLESS EXTENDED.
     ---------------------------------------------------------------------------


     This prospectus supplement relates to the offer by The Limited, Inc., through its wholly-owned subsidiary, Intimate Brands Holding Co., Inc., to exchange shares of its common stock for each outstanding share of Class A common stock of Intimate Brands, Inc. that is validly tendered and not properly withdrawn on or prior to the expiration of the offer, upon the terms and subject to the conditions specified in the prospectus dated March 1, 2002 previously filed with the Securities and Exchange Commission, which we refer to as the "original prospectus." The Limited has increased the exchange ratio in the offer from 1.046 to 1.10 shares of Limited common stock for each share of Intimate Brands Class A common stock. In accordance with the rules of the SEC, the offer will remain open until 12:00 midnight on Wednesday, March 20, 2002, unless extended.

     Except for the increase in the exchange ratio and the change in the expiration date, all other terms of the offer and the related merger remain the same. The offer is conditioned on, among other things, (1) the tender of a sufficient number of shares of Intimate Brands Class A common stock such that, after consummation of the offer, The Limited would own at least 90% of the outstanding shares of Intimate Brands common stock and (2) approval by Limited stockholders of the issuance of Limited common stock in the offer and the merger.

     If the conditions to the offer are met and the offer is completed, The Limited will effect a short-form merger of Intimate Brands and Intimate Brands Holding Co., unless it is not lawful to do so. If you have not validly tendered your Intimate Brands shares in the offer (unless you perfect your appraisal rights under Delaware law), your shares will be exchanged in the merger for the same number of shares of Limited common stock that you would have received if you had tendered your shares in the offer. If the offer is completed, no further Intimate Brands stockholder or board action is required for us to complete the merger. As a result of the offer and the merger, Intimate Brands will become a wholly-owned subsidiary of The Limited and the former public stockholders of Intimate Brands will own shares in The Limited. Intimate Brands shares will no longer trade publicly on any stock exchange.

     This prospectus supplement modifies and supercedes certain information included in the original prospectus to reflect the increase in the exchange ratio and the change to the expiration date. This prospectus supplement should be read in conjunction with the original prospectus and related letter of transmittal.

     Stockholders who have already tendered their Intimate Brands shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Limited shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer. Stockholders who wish to tender but have not done so, should follow the instructions included in the prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective for the offer at the increased exchange ratio.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Limited common stock to be issued in the offer and the merger or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                     The Dealer Managers for the offer are:

          Goldman, Sachs & Co.           Banc of America Securities LLC


            The date of this prospectus supplement is March 7, 2002.

                                   THE OFFER

Amended Terms of the Offer

     The discussion set forth in the original prospectus regarding the terms of the offer is hereby amended and supplemented as follows:

     The Limited is offering, upon the terms and subject to the conditions set forth in the original prospectus, the related letter of transmittal and this prospectus supplement, to exchange 1.10 shares of Limited common stock for each outstanding share of Class A common stock of Intimate Brands that is validly tendered on or prior to the expiration date and not properly withdrawn. This exchange ratio represents a 11.6% premium to the closing price of Intimate Brands Class A common stock on February 4, 2002, the last full trading day before the commencement of the offer. It also represents an approximate 11.9% premium to the average ratio of Intimate Brands and Limited closing stock prices for the six months ended February 4, 2002 and an approximate 14.6% premium to the average ratio of Intimate Brands and Limited closing stock prices for the one year ended February 4, 2002.

     The term "expiration date" means 12:00 midnight, New York City time, on March 20, 2002, unless we extend the period of time for which this offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

     Except for the increase in the exchange ratio and the change in the expiration date, all other terms of the offer and the related merger remain the same.

Conditions to the Offer

     The offer is subject to the conditions set forth in the original prospectus under "Conditions of the Offer."

     The discussion set forth under "Approval of The Limited Stockholders" in that section is hereby amended and supplemented as follows:

     On February 20, 2002, The Limited distributed to its stockholders a definitive proxy statement in connection with a special meeting of stockholders scheduled to be held on March 11, 2002 to vote upon the proposal to issue Limited shares in the offer and the merger. On March 7, 2002, The Limited issued a press release and filed additional proxy materials with the SEC announcing that the special meeting of stockholders would be adjourned to a later date.

     The discussion set forth under "Registration Statement Effectiveness" in that section is hereby amended and supplemented as follows:

     On February 28, 2002, the registration statement on Form S-4 of which the original prospectus is a part was declared effective under the Securities Act of 1933, as amended.

Procedure for Tendering Shares

     Stockholders who have already tendered their Intimate Brands shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Limited shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer.

     Stockholders who wish to tender Intimate Brands shares but have not yet done so, should follow the instructions included in the prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective for the offer at the increased exchange ratio. As a result of the extension of the offer, tendering stockholders are entitled to withdraw tendered shares until 12:00 midnight, New York City time, on Wednesday March 20, 2002.

              BACKGROUND AND REASONS FOR THE OFFER AND THE MERGER

     The discussion set forth in the original prospectus under "Background and Reasons for the Offer and the Merger" is hereby amended and supplemented as follows:

     Following the commencement of the offer, the Board of Directors of Intimate Brands established a Special Committee consisting of Intimate Brands directors Roger D. Blackwell, Donna A. James and William E. Kirwan to evaluate the offer and make a recommendation to Intimate Brands stockholders. The Special Committee subsequently retained Wilmer, Cutler & Pickering as its legal counsel and Credit Suisse First Boston Corporation as its financial advisor.

     After commencement of the offer, representatives of The Limited met with various Limited and Intimate Brands stockholders and, together with The Limited's financial and legal advisors, had a number of discussions concerning the proposed transaction and related issues with the Special Committee's advisors. In addition, The Limited provided certain information requested by the Special Committee's financial advisors and counsel.

     On February 20, 2002, the Special Committee filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14d-9 stating that, among other things, it was unable to take a position with respect to the offer at that time because it had not completed a full and deliberate review and evaluation of the material terms of the transaction together with its legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the offer and to discharge properly its fiduciary duties under applicable law.

     On March 5, 2002, counsel to the Special Committee reported to counsel to The Limited that the Special Committee had a number of questions concerning the transaction which they wished to discuss with Leslie H. Wexner, Chairman and Chief Executive Officer of The Limited. On March 6, Mr. Wexner spoke with members of the Special Committee. Mr. Wexner addressed The Limited's reasons for a recombination of The Limited and Intimate Brands and various related matters.

     On March 6, 2002, on the basis of a number of factors, including market trading patterns, feedback from Intimate Brands and Limited stockholders and questions and comments from members of the Special Committee and the Special Committee's financial and legal advisors, a committee of the Board of Directors of The Limited consisting of Mr. Wexner and Allan R. Tessler, Chairman of the Finance Committee of the Board of Directors of The Limited, approved an increase in the exchange ratio in the offer to 1.10 shares of Limited common stock for each share of Intimate Brands Class A common stock. On March 7, 2002, The Limited issued a press release announcing the increase in the exchange ratio and the extension of the offer period until 12:00 midnight, New York City time, on Wednesday, March 20, 2002.


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


        IMPACT ON UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The increase in the exchange ratio from 1.046 to 1.10 has the following effects on the unaudited pro forma consolidated financial statements contained in the original prospectus:

Unaudited Pro Forma Consolidated Statement of Income for the fiscal year ended February 3, 2001 and the thirty-nine weeks ended November 3, 2001

- The pretax, non-cash compensation expense adjustment related to the exchange of unvested Intimate Brands stock awards for Limited stock awards discussed in Note 3(b) to the unaudited pro forma consolidated financial statements increases from $18.0 million to $20.9 million;

-    The pro forma number of shares outstanding increases from 510.1 million to
     514.4 million for basic shares and from 532.1 million to 536.7 million for diluted shares;

- Basic pro forma earnings per share decreases from $0.95 to $0.94 and diluted pro forma earnings per share decreases from $0.91 to $0.90.

     In addition, the one-time, after tax non-cash charge related to vested Intimate Brands stock awards discussed in Note 3(b) to the unaudited pro forma consolidated financial statements increases from $20.4 million to $23.7 million.

     The increase in the exchange ratio has a similar effect on the unaudited pro forma consolidated statement of income for the thirty-nine weeks ended November 3, 2001.

Unaudited Pro Forma Consolidated Balance Sheet at November 3, 2001

- The number of Limited common shares to be issued as discussed in Note 2(d) to the unaudited pro forma consolidated financial statements increases from
     83.8 million to 88.1 million. As a result, the market value of Limited common stock to be issued increases from $1.487 billion to $1.564 billion and the excess of purchase price over net assets acquired (included in other assets) increases from $1.098 billion to $1.175 billion;

- Total pro forma shareholders' equity increases from $3.928 billion to $4.007 billion as a result of the net impact of the previously described items.

     We have prepared the foregoing information based on available information using assumptions that The Limited's management believes are reasonable. The foregoing information is being provided for informational purposes only. It does not purport to represent The Limited's actual financial position or results of operations had the offer and merger occurred on the dates specified nor do they project The Limited's results of operations or financial position for any future period or date. The foregoing information should be read in conjunction with the unaudited pro forma consolidated financial statements contained in the original prospectus and The Limited's and Intimate Brands' audited and unaudited historical financial statements and related notes incorporated by reference into the original prospectus.


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




     Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for Intimate Brands shares and any other required documents should be sent or delivered by each Intimate Brands stockholder or his broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below:


                      The Exchange Agent for the Offer is:

                              EQUISERVE TRUST COMPANY, N.A.

        By Mail:                     By Facsimile:                      By Hand:
      PO Box 43034                   781-575-4826              c/o Securities Transfer and
Providence, RI 02940-3034                 or                     Reporting Services Inc
                                     781-575-4827             100 William Street - Galleria
                                                                   New York, NY 10038
                            Confirm Facsimile by Telephone:
                                     781-575-4816

                                 By Overnight Courier:
                                  40 Campanelli Drive
                                  Braintree, MA 02184


Questions or requests for assistance or additional copies of this offer to exchange and the letter of transmittal may be directed to the information agent or the dealer managers at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

                    The Information Agent for the Offer is:
                             D.F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
                           Call collect: 212-269-5550
                          Call toll-free: 800-628-8532

                     The Dealer Managers for the Offer are:

         GOLDMAN, SACHS & CO.                 BANC OF AMERICA SECURITIES LLC

           85 Broad Street                          9 West 57th Street
       New York, New York 10004                  New York, New York 10019
      Call collect: 212-902-1000                Call collect: 212-933-2223
     Call toll-free: 800-323-5678              Call toll-free: 888-521-4492



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